787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 12, 2006

VIA EDGAR AND FED EX

Celeste M. Murphy, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Massey Energy Company, Preliminary Proxy Statement on Schedule 14A, filed March 21, 2006 (File No. 1-07775), as amended by Amendment No. 1, filed on April 4, 2006 and by Amendment No. 2, filed on April 12, 2006.

Dear Ms. Murphy:

On behalf of Third Point LLC, Third Point Offshore Fund Ltd., Third Point Partners LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd., Third Point Partners Qualified LP, Third Point Resources LP, Third Point Resources Ltd., Daniel S. Loeb and Todd Q. Swanson (collectively “Third Point”), we have filed today Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement on Schedule 14A filed by Third Point on March 21, 2006 (the “Preliminary Proxy Statement”) relating to Massey Energy Company (the “Company”). Enclosed supplementally with this letter are three clean copies of Amendment No. 2, as well as three redlined copies of Amendment No. 2 showing the changes that were made to Amendment No. 1 to the Preliminary Proxy Statement filed on April 4, 2006 (“Amendment No. 1”).

The following are Third Point’s responses to the Staff’s letter of April 10, 2006 containing the Staff’s comments regarding the originally filed Preliminary Proxy Statement. For your convenience, the full text of each of the Staff’s comments is set forth below in bold type, and Third Point’s response to each comment directly follows the applicable text.

Schedule 14A

General

1.	We note that the response letter was filed under the CIK of Third Point LLC. Please be advised that all correspondence and filings in connection with the proxy contest should be made under the CIK of Massey Energy Company. Please contact Filer Support if you have any questions at (202) 551-8900.

Celeste M. Murphy, Esq.

Special Counsel

Securities and Exchange Commission

April 12, 2006

We confirm that future filings with respect to the solicitation will be made under the CIK of Massey Energy Company.

2.	Although you have provided the staff with a courtesy copy of the redlined version of the amended proxy statement, you have not filed on EDGAR, the redlined version. In accordance with the requirements of Regulation S-T, please ensure that you file the redlined version of Amendment No. 1 to the preliminary proxy statement and all subsequent amendments on EDGAR.

In response to the Staff’s comment, we have filed the redlined versions of Amendment No. 1 and Amendment No. 2 on EDGAR. We confirm that future redlines will be filed on EDGAR.

Reasons for the Solicitation, page 1

3.	We note your response to prior comment 8 and partially reissue the comment. Please provide confirmation in your response letter regarding the use of written materials used in the soliciting proxies.

We confirm our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, or email correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A.

Reasons for the Solicitation, page 5

4.	You indicate that the director nominees, if elected, would make proposals to “accelerate and possibly expand” the Company’s share repurchase program. Given the company’s disclosure that it intends to implement the share repurchase program in the second half of 2006, please clarify how much sooner the nominees would propose to implement the program. Further, delineate the possible amount by which your nominees would propose expanding the share repurchase program and address how such a program would be funded.

In response to the Staff’s comment, we have revised the disclosure on page 5 of Amendment No. 2 to the Preliminary Proxy Statement.

5.	We note your response to prior comment 17 and the revisions made to the disclosure in this section. We remind you that support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide such support with respect to the statement that earnings have been revised downward three times in the past six months.

Celeste M. Murphy, Esq.

Special Counsel

Securities and Exchange Commission

April 12, 2006

We have revised the disclosure to indicate that the Company has reduced guidance as to the level of produced coal shipments three times in a recent span of less than six months. The Company’s principal financial guidance to the markets, generally given in quarterly earnings releases, consists of projections of the level of shipments of produced coal (measured in tons). Set forth below is an explanation of each of the three reductions in guidance to which Third Point refers in its disclosure.

The first reduction in guidance was announced in a press release on September 7, 2005 in which the Company stated that its third quarter coal shipments would be approximately 1 million tons below previous estimates (the most recent of which had been made on July 28, 2005 in the Company’s second quarter earnings release). On October 27, 2005, in its press release announcing third quarter results, the Company confirmed the reduced production for that quarter.

The second reduction in guidance was contained in the January 26, 2006 press release announcing the Company’s fourth quarter results. The Company projected produced coal shipments for the year 2006 to be in the range of 46 to 49 million tons, as compared to the October 27, 2005 projection of 48 to 50 million tons in the Company’s press release announcing third quarter results.

Finally, on February 28, 2006, approximately one month after the last reduction in guidance, the Company issued a press release in which it reduced the projected shipments of produced coal to a range of 44 to 47 million tons for the year 2006.

Proposal 3, Approval of 2006 Stock and Incentive Compensation Plan, page 9

6.	Please provide a basis for your belief that the current amount of shares issuable under the Company’s existing incentive plans, are “more than adequate”.

Subsequent to the date on which Amendment No. 1 was filed, the Company informed Third Point that the number of shares previously disclosed by the Company as being available for issuance upon the exercise of options was incorrect. Third Point was advised that due to the expiration of one of the incentive plans, the correct number of shares available for issuance under the currently outstanding plans is 1,709,460 shares. We have revised our disclosure to reflect the correct amount.

Third Point believes that 1,709,460 shares is more than adequate based on the Company’s recent history of granting awards under the existing plans. According to the Company’s Forms 10-K for the years ended December 31, 2002 through December 31, 2005, there were 4,878,326 shares available for grant as of December 31, 2002, 3,999,352 shares available for grant as of December 31, 2003, 3,670,222 shares available for grant as of December 31, 2004 and 2,749,194 shares available for grant as of December 31, 2005. Based on these numbers, awards with respect to 878,974 shares were granted in 2003, awards with respect to 329,130 shares were granted in 2004 and awards with respect

Celeste M. Murphy, Esq.

Special Counsel

Securities and Exchange Commission

April 12, 2006

to 921,028 shares were granted in 2005, for a total of 2,129,132 shares and an average per year of 709,711 shares in the past three years. Third Point believes that the 1,709,460 shares currently available should be sufficient for at least the next two years, but in any event would be more than adequate to meet the Company’s needs for at least the next year, in which case the issue could be revisited at the 2007 annual meeting if necessary.

7.	Please clarify how postponement of the approval of a new incentive plan, would allow the board to “first focus its efforts on stockholder value”.

We have clarified the disclosure to explain why the Third Point Nominees believe enhancement of stockholder value should be the first consideration for the Board and that a new incentive plan should be considered subsequently. The disclosure is not intended to suggest that postponement of approval of a new incentive plan will allow the Board to first focus on stockholder value, but rather to suggest that the Board should, in the Third Point Nominees’ view, address stockholder value first.

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Please contact me if we can provide any additional information or clarification with respect to this revised submission.

                                                                 Very truly yours,

                                                                 /s/ Michael A. Schwartz

                                                                     Michael A. Schwartz